

June 11, 2021

Peter Ingram
President and Chief Executive Officer
HAWAIIAN HOLDINGS INC
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

> **Re: HAWAIIAN HOLDINGS INC**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed on February 12, 2021**
> **File No. 001-31443**

Dear Mr. Ingram :

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation